Filed by A Paradise Acquisition Corp. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: A Paradise Acquisition Corp. (File No. 001-42769)
Spotify Transcript
Video Title: #269 - Breaking the Limits of Human Performance with Enhanced CEO Max Martin
Video URL: https://open.spotify.com/episode/78fwIsWWRlVtKcZgaI5N96
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[00:00] Welcome investors to the Absolute Return Podcast, your source for stock market analysis, global macro musings, and hedge fund investment strategies. Your hosts, Julian Clomachko and Michael Kesslering, aim to bring you the knowledge and analysis you need to become a more intelligent and wealthier investor. This episode is brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at accelerateshares.com. Hey, everyone.
[00:27] Welcome to the Absolute Return podcast. On today's show, we welcome special guest Max Martin, CEO of Enhanced. Enhanced is an elite sports competition, an innovative performance company providing products that optimize health and longevity. On the show, we discuss the philosophical case for letting athletes use performance-enhancing drugs, the biggest misconception about PEDs, details about Enhanced's business model, what to expect at the Enhanced Games, and more. A point of disclosure, The Accelerate Arbitrage
[01:01] Fund, ticker ARB on the TSX, is long the shares and rights of A Paradise Acquisition, the SPAC merger partner of Enhanced. So with no further ado, here's our show on breaking the limits of human performance with Enhanced CEO, Max Martin. All right. Pleased to welcome Max from Enhanced, 1 of the most interesting and personally I think coolest stories to come along in a while.
[01:27] Max, how are you doing? I'm good, thank you so much for having me on the show Julian and Michael, it's a pleasure talking to you both. Yeah, excited to learn more about the enhanced games, but prior to getting into all that's going on, I was really curious as to where did the idea originally come from? It's a good question. The idea originally came from the fact of observing just
[01:47] how society is developing in the space of wellness, longevity, and enhancements overall, and comparing what top executives around the world are doing, movie stars, models, etc. A lot of people are already for a very long time in the space of enhancement. The area where you think it makes most sense, sports, we actually have in traditional sporting systems rules in place that actually not allow the athletes to take advantage
[02:11] of these amazing performance enhancing substances. If you then look though a little bit deeper And we all know how many people abuse these rules, how many people get tested positive for substances they shouldn't be taking. There's actually a lot of research that suggests that roughly half of the athletes on a non-minimized basis are actually admitting to using banned substances, while only 1% gets caught. So the fact that we have rules in
[02:32] place, anyways, every other athlete is cheating and they're getting away with it. Now, how do they get away with it? By taking newly developed drugs that are not well researched, and by taking additional drugs on top of that to hide what they're taking in the first place. That basically is unsupervised, unregulated approach, puts the athlete's health massively at risk. And that is completely unnecessary because all of the substances that
[02:54] make an athlete perform better, recover quicker, protect themselves better from injuries are actually approved substances that doctors prescribe to patients every single day. And so our approach is to say, let's take what's happening in the shadows. Anyways, put it out in the open, put the right clinical and medical supervision and framework in place to make sure that the athletes that choose to do it can do it safely.
[03:16] And also by doing that, allowing the athletes to utilize substances that are approved, that are safe, instead of resorting to substances that are not approved and unsafe. So really just benefiting the athletes overall. And then the second thing, if you look at it, is if you look at athletics overall and compare the prize monies that athletes make to other sportings like baseball, basketball, soccer, et cetera, athletes are incredibly underpaid.
[03:42] And so in traditional sports of athletics, people are mostly competing for pride, for just the achievement itself, but not really for financial incentives. And so that's something that's very, very dear to us as well, having noted that to say, hey, as a privately, you know, for profit run organization, this is something that we can do much better for the athletes and change it as well. And so he said, let's revolutionize the
[04:05] way we think about science as an integral part of sports. But then also let's make sure that the athletes, really the backbone on which all of the sporting environment system, partnerships, media rights, etc. Is built upon, those people that are core to it are getting compensated much, much better than they currently do. And so this was the original idea of changing it and what we set out
[04:25] to do roughly 2 and a half years ago. And the main competition that you probably look toward is the Olympics. 1 problem that I find with the Olympics is a lot of those athletes dedicate their entire life to the sport and basically make 0 dollars from it. Point taken in terms of compensating these athletes for their tremendous success and then obviously with respect to performance enhancing drugs, PEDs, things of that nature,
[04:55] somewhat controversial. Whether it's, you know, baseball was very well publicized, Barry Bonds and Valco and the cream and stuff like that and then in other sports as well so it has a bit of a checkered history but when people think of PEDs they automatically think of you know steroids and you know testosterone and as you indicated these are primarily prescription medicines that are somewhat, can be abused, but with that, continuously shocked
[05:27] that many PEDs are actually kind of, as you indicated, health improving, whether they're peptides and healing peptides and the ability to help get athletes over injuries. So it seems somewhat unfair that all of these are just banned when some of them tend to improve health, but with that, dealing with such a controversial issue, what has been the biggest challenge in getting the enhanced games off the ground?
[05:56] Yeah, I think the biggest challenge so far, and you made a really, really few good points here, is the stigma that's associated to it. If we think about enhancements, they think about abuse. People when they think about enhancements, they think stuff is illegal. Now firstly on the illegal point, that is not the case. There's a difference between what is illegal under the law and what is banned
[06:17] in sports. So just because something is banned in sports doesn't make it necessarily illegal. Our approach is to say everything that is a FDA approved substance that can be prescribed to you by a doctor, you should be able to take. Why is there a sporting body that sits on top of the law that decides what athletes can put into the body versus not. I can tell you X numbers
[06:38] of stories of even athletes that we have on the team right now that have, for example, the swimmers, they all suffer shoulder injuries at some point in their career. Beating the athlete on that level also is not healthy. It is not healthy to put your body, as you said before, your entire lifetime, since you're a young child, through this immense stress that an athlete needs to go
[06:58] through. If you look at athletes in their 60s, 70s, All of them have broken bodies because what they chose to put their body through, which is their choice, right? But like we have athletes that have had shorter surgeries and couldn't take the medicines that the doctors were recommending to them because it would have gotten them banned under their regulations of the sports that they were participating in.
[07:17] We've actually had back athletes that put themselves through this immense amount of pain and stress from recovering quicker because of some absurd rules that some sporting bodies put in place beyond what the law allows. And really, as you say as well, misuse is what's dangerous. It's not the use of performance enhancing substances that's dangerous, it's the misuse. And that is actually something that's just been positioned like this as well, that all
[07:42] performance enhancing substances are dangerous for people. But it's also not the case. If you look at men in their fifties, women around the age of menopause, hormonal replacement therapies have been picking up over the last few years incredibly well and have showcased to be incredibly valuable to people as they age. Now when I look at again at how we then make it safe for the
[08:06] athletes and allow them to do this, it's really about making sure that they use it properly. So the way that we give or like we facilitate athletes to take enhancements is through the Enhance Games Medical Program. That medical program is ran as a clinical study in Abu Dhabi, together with the Department of Health and the largest hospital in the UAE, SSMC Hospital. Now, the reason why we're doing it as part of
[08:29] a study is not because we're trialing any new substances that need to be studied. It's for us and own kind of checking mechanism in place that we are forced to operate under the highest clinical and medical standards that there are. So as part of that study, the athletes get all of the initial and probably most comprehensive baseline assessments the athletes have ever had. So no athlete ever got better
[08:51] checked out from a healthcare perspective than with us before. And we're talking about Olympic champions, world champions, world record holders. For the first time, they've gotten this level of healthcare that we provide to them. But then as part of the study, what they have is there's a certain set of substances through a various categories that are already FDA approved that the athletes can
[09:11] get recommended by doctors in individualized protocols to have them in their specific sports, with a continuous medical and clinical monitoring to make sure that the athletes are safe. So 1 additional thing that we've introduced, which is not standard at the moment, is also these continuous medical screenings. People oftentimes also say that there's no testing at all at the enhanced games, and it's basically a free for all for athletes to choose
[09:35] whatever they want. That is also not true. So athletes, as I said before, can take clinically approved substances under doctor's supervision. And what they all need to do, independent of whether they enhance or not, they all need to pass those medical screenings. And in those medical screenings, we look at whether an athlete is healthy and safe to compete. So what we're really switching is from a punitive drug testing system, where
[09:56] we just look at our athletes abusing the rules that they need to abide by, to a system that is really focused on their health and well-being. And so only athletes that are healthy and safe to compete are actually allowed to compete in the games. So this is, I think, coming back to your question, the biggest stigma that we have to overcome that it's illegal and really unsafe.
[10:16] And people, when they think about PDs, in general, think about the abuse, you know, the cheaters along the way. What they not think about is the benefits that it actually provides to that. If I look at also the 2 types of, there's gonna be 2 main types of athletes that we have. 1 is people in their absolute prime that sit at the top of the game. When you look at international rank,

[10:36] those are athletes that are primed to break what records. And there's a second category of athletes, which is probably not going to break a world record, but it's looking to achieve their personal best, even beyond an age where they're not in their prime anymore. So we have a couple of athletes that are like, say, in their mid-30s, coming back from a couple of years of retirement, looking
[10:55] to, with the support of performance enhancements, break their personal bests from when they were in their early 20s. And so by doing so, we as a company actually showcase that enhancements are not just relevant for people that are anyways at the top of the game, winning medals on the highest international stages, but they're really relevant for everyone. And that is really the core mission from us as an organization is to showcase
[11:20] to the world that enhancements independent of where you're from, where you're at in your life. Depending on what your baseline is and what your specific goals are, there are enhancements that let you facilitate and reach your goals much more efficiently and also keep you there. Because overall as a company, what we're trying to do is to give everyone in the world the opportunity to learn, not just elite athletes.
[11:41] Right, and it seems like many of these substances are becoming more tolerated by society and more accepted, whether it's peptides, 1 of the most popular, somaglutide, Ozempic is very popular these days, and healing peptides, BPC157, and then in addition, you mentioned hormone replacement therapy, TRT, and it seems like any man or woman in their 40s or 50s could go to the doctor and get that to feel more youthful.
[12:13] And now those would be classified as performance enhancements, but those are becoming much more utilized across society. So the notion of that stigma is kind of going away. So perhaps now is the right time. And in terms of what do the fans want. I remember when Mark McGuire and Sammy Sosa and Barry Bonds going after those home run records in baseball and all of them were obviously enhanced and that was
[12:43] really exciting and people liked that. And It's a very interesting concept to see what humans can really do. If you look at Lance Armstrong and bicycle racing, I believe he wasn't even taking a substance but they're effectively just, you know, they call it blood doping or just kind of recycling his blood and just improving the amount of oxygen it can carry. So that is more of just a scientific breakthrough as opposed
[13:11] to any sort of substance abuse. So on some account I can see that's not very fair but with that you know PEDs and enhancements there's all sorts now with respect to the enhanced games do you see a specific focus like where are the athletes going to like what are what are the techniques and substances compounds that they're mostly utilizing and how does this affect everyone else? Are there any benefits for the
[13:38] regular person or part-time athlete? Yeah. Before I answer your question, I just want to hit on 1 point that you made before. What do the fans want to see? They want to see Barry Bonson not get out of the park every single time. And 1 thing that comes associated with that is he didn't just achieve this because he was enhancing himself. He did this because he could see the ball better than
[13:59] anyone else, react better and hit it better than anyone else. Now it was amplified probably through him being enhanced, but the enhancements don't make up for a loss in talent, dedication, and a lifetime full of work. That is extremely important. Now, when it comes to the athletes, What are the athletes taking and how can this benefit everyone? The athletes are all going to be on
[14:21] personalized protocols for themselves. Now this is mostly on 2 layers. 1 is who is the athlete as an individual really based on A, the genetic testing and B, their blood work. Now think about it like this. 1 athlete loves milk with their cereal in the morning. The other athlete is lactose intolerant. Depending on who you are and what your baseline
[14:42] is, that impacts what substances you can take. The second thing is, which event is the athlete participating in? Think about the difference in skill that you need to win the 100 meter race versus the marathon. 2 very different skill sets required, therefore also 2 very different protocols to have the athlete become the best at that. And so every athlete has gotten this baseline initial assessment and therefore recommendations, also considering
[15:10] the event that they're doing on what protocols they can go on. Ultimately, It's always up to the athlete to choose what kind of substances in part of the protocol they want to take. So if the doctors, for example, recommend the athlete a protocol of 4 different substances and the athlete just wants to take 2 or 3 of them, they're perfectly fine to do it.
[15:29] It's all about the informed adult making a decision for themselves. That's really key to this, right? We believe that the athletes should be based on the information that they've been educated by and everything else that they've gotten, make a decision for themselves. So it's all about the individual choice. Also, we didn't mention it before, but I think it's clear that athletes do not
[15:50] need to enhance at all. Athletes can also remain in the current testing pools or participate under the current testing rules that they're in. For us, it's just giving the athlete a choice and an environment to do it safely. Also, no athlete gets paid more or less independent of whether they enhance or not. It's really just a free optionality. Right. The substances are part of different categories.
[16:11] The biggest 1 is probably hormonal replacement therapies for athletes. That in the field of men is mostly TRT for women, HRT, so growth hormones, etc. Then metabolic regulators to help them with the efficiency of their bodies, etc. But then also other categories, for example, stimulants. Stimulants thinking about, for example, Adderall and Modapinil, Because so much that's happening in the sports that we're doing, they are short
[16:33] and quick events, reaction time is everything. And focus on technique is also extremely important. So many athletes always say like the ultimate champion is made with what kind of mind games you can play and you can sustain. And so it's really a holistic view on what the athletes do. Beyond the substances, what we've always created for the athletes, which I genuinely believe is a huge enhancement for them as well, is a
[16:57] training environment. All of our athletes are based now for 4 months in the UAE in Abu Dhabi, where they live in a five-star resort that is purely focused on longevity, has some of the best training infrastructure in the world, provide the best coaches, the best nutritionists, the best physicians, etc. That help them and take care of everything for the athlete, so they can exclusively focus on their training.
[17:18] That's something that's also very novel to many athletes, that level of support. Now, what do we hope to learn from all of this? Really think about this like the work that's been done in Formula 1. Formula 1 has the best athletes in the world, together with the best engineers in a regulated environment that they're working in. It's very similar for us, with the best
[17:40] athletes in the world, together with the best doctors and scientists in a regulated environment to learn stuff. Now, what the engineers do is they develop the best Formula 1 cars they can at the forefront of where technology is at, where scientific innovation is at, and what can be done. Now, all of that is never going to get mass-produced. Formula 1 car is never going to get mass-produced.
[18:03] But what they learn in developing the Formula 1 car in some form of a derivative is going to trickle down into the road car production a few years down the line. So for example, the anti-blockage system you have in every car today comes from motor racing. Now we think about this very, very similar with the work that we do with athletes. In a clinically, medically regulated environment, we do work with the
[18:25] genetically most blessed people in the world that are the most dedicated, that are not deciding as part of a study to take a drink on a Saturday night because they just feel like it, et cetera. And all of the work that we do with athletes is constantly going to improve what we can offer to customers on the backend. So that's really a super competitive edge that we have that is very, very
[18:47] difficult to replicate for others, working and having the privilege to work with such elite athletes, learn from the work that we're doing with them to constantly improve our own product offering to people and the prescription guidelines that go along with it. And so that's the incredible benefit that we can bring to the public with our product offering from combining this work with elite athletes and the outcomes that result from
[19:10] this in our consumer business. Now there's a bit of a cat and mouse dynamic around the sports, so like Olympic Games, professional athletics, where there is testing because people want an advantage, athletes want an advantage, and there's constantly new technologies where they're trying to push the envelope, incorporate PEDs and not get caught. So I think that it's really helpful to just have that transparency because you know
[19:42] that people are taking something and they're not necessarily comparable to unenhanced or regular people. So I think that is a breath of fresh air. I'm a big fan of combat sports and participate in jujitsu. In that sport, the professionals, they're all fairly transparent in that they utilize PEDs and there's the thought that perhaps it improves them by kind of 5 to 10 percent.
[20:08] So as you indicated Max, it doesn't put in the hard work, dedication. However, in a high-impact sport it does allow their body to recover quickly, allowing them to train more. So instead of 4 or 5 times a week, they can train once or twice per day every day. So with that, just an improvement of skill and pushing the envelope further in that sport. So I think that transparency goes a
[20:34] long way. Another interesting concept is, earlier on you mentioned Hollywood and there's this emerging area of anti-aging, whether it's growth hormones or TRT, and these are only becoming more popular and more accepted within society. So with that, do you think that misconceptions are going away or do you think that there's still big misconceptions about PEDs? I think it's changing. I think we're experiencing a real-time shift of the Overton window
[21:09] when it comes to enhancements. Most recently on Friday, RFK was talking about, you know, clinically improving 14 different peptides. That is going to be crazy in terms of impact on what we can apply to the American people over the next few years. And he's a TRT user as well, isn't he? Yes, he is very openly and also certain peptides. And look at the guy, he's in his seventies, you know, doing
[21:34] more pull-ups than I can at 29. As absolutely impressive. And this is something that you can be extremely proud of, the shape that he's currently in. And also very proud of like the work that he's been doing on facilitating these medicines to people that can benefit from it. You saw him at the end of last year, hit a black box label on
[21:53] hormone replacement therapy for women. That has an impact on millions of women around the US and it's going to make their life much, much better. And so I really love the direction also that the regulator is going into in terms of A, seeing what the people are doing anyways, unregulated, unsafe, right? If I look at my algorithm on my socials, you know, you see people ordering
[22:14] peptides as research chemicals from all over the place and mixing it up at home. There's no testing about the substances. You don't really know what you're putting into the body. I have spoken to athletes that came to want to work with us and they were very transparent. They were like, look, I'm taking everything. But my coach is ordering for me from China. God knows what's inside.

[22:36] It seems to be working. I am extremely uncomfortable with what I am doing. I love your approach on transparency. I love your approach on only working with substances that have been clinically approved, that we know exactly the risk and benefits profile of, and this is the way that I want to go. And the advocates are just realistic about what's happening anyways.
[22:57] And people are always talking about, what does it take to be at the top? Is it really enhancements that it takes to get to the top? No, it's not. As you say, it's like 5% in terms of, I really call it also the icing on the cake for the athlete. But like really what it takes is a lifetime dedicated to the sport, saying no
[23:12] to family, saying no to friends, saying no to everything other than your sport without any real financial compensation and just dedicating everything you have. Now with enhancements, what we can also achieve is, you know, that the people that I say, think about retiring, think about a guy like LeBron, Novak Djokovic, Cristiano Ronaldo. These people can, if they would go into retirement, you know, none of these guys
[23:34] are still at the top of the game. So maybe they do it for a few more years, but what they could do is like extend their careers, do for longer, what they love, give the fans for longer, their absolute icons and idols, and also work with their commercial partners for longer because mostly when people think about retirement, that's when they're at the peak of their commercial value.
[23:52] So really think that the Overton window is changing, that people are very much desiring of utilizing those substances more. If you also think about demographic changes, like young people Gen Z and onwards, drinking less, smoking less, people are taking care of their health at a much younger age. People have access to way more information than they were like 10, 15 years ago. That really like is a very, very positive development of
[24:17] society when it comes to proactive health care, especially in a preventative medicine space. Yeah, you're totally right with respect to just changes in attitudes, peptides becoming so popular these days, really led by the GLP-1 drugs and some of the other popular peptides out there, and testosterone replacement therapy just getting increasingly popular. So perhaps that's changing the average attitude towards this concept.
[24:49] Now in terms of enhanced the business, 1 part of it is the games, however you have various other ancillary businesses. Can you walk us through enhanced business model? Absolutely. So as an organization what we look to achieve is to give everyone in the world the opportunity. And the first part of doing that is showcasing through sports that enhancements, A, under right clinical supervision and medical supervision are safe and B, that
[25:17] they have these performance benefits. So 1 thing what you see as well from us, the work that we do is just reporting on the health of the athletes. 1 of our athletes, James Magnuson, when he got on the hands for the first time, he had a resting heart rate of 28, heart rate variability of 200 and VO2 max of 83. This is literally 1 of the healthiest, fittest people there are
[25:37] in the world, first of all. And so the efficacy is very, very strongly proven. And we utilize everything that we do in sports to create that awareness and around performance enhancements being safe and effective. And then we try to convert that awareness and give people access to those performance enhancements. So what we're building is, well, I say rather first, we want to give people the opportunity to live enhanced.
[26:01] Now, what does it mean to be enhanced? It's extremely subjective. For some people, it might be just taking multivitamins, doing core plunge and sauna. For other people, like myself, it might be injectable hormone therapy. Now, where you sit on that spectrum is entirely up to you. So what we are building through our consumer side of the business is a product

[26:21] suite that covers as much of that spectrum as possible. So whenever people see through sports and get excited about, hey, should I consider enhancements for myself? We have independent of where they sit on that spectrum, a product that they could choose to buy from us to get enhanced themselves. And what we're doing there is we have 2 products out already.
[26:41] These are in the OTC space for supplements and in the RX space for personalized enhancement protocols. On the supplement side, what we have is we have 2 stacks of products that have certain objectives. So 1, for example, is Live Longer. It's a product that has all of the best longevity ingredients in them that you can think of. We've been working with some of the best scientists in the fields
[27:02] of longevity to create that formulation to live longer stack. The live stronger stack is exactly the same approach, but with the focus on strength and recovery. And then what we're launching in a couple of weeks is the live enhanced stack. Now the live enhanced stack, you hear me a lot of the time talking about personalization. Personalization in the space of supplements is also very, very important.
[27:23] So for example, if 3 of us get tested and our blood work's done, and it turns out, we all have an iron deficiency, but we go to CVS and buy an iron supplement, for some of us, it might be the predefined milligram dosage of tablet we can take is, for some of us, maybe too much, for the others, too little, but very rarely is it exactly 1.
[27:42] So our personalized live-in hand stack is made based on your blood work, your lifestyle. So you have like a 40 question questionnaire about your lifestyle so that we can provide you a supplement you take on a daily basis that gives you exactly the right amount of minerals, vitamins, et cetera, that you specifically need. And so that really supplementing is for many people a challenge.
[28:05] Many people like start supplementing, but then stop after a couple of weeks, a couple of months, because they mostly over supplement, which is also not good for you. And most of your body like flushes out the remainder that you don't need, which is also why many people say that over supplementing is just expensive, flushing out the body because your body can't absorb it. So really, the personalized approach and supplement is
[28:26] very easy to us as well, launching in a couple of weeks. That's all on the OTC side. On the prescription side, what it is, is basically mirroring what we've created for the athlete. So based on your individual baseline and your specific goals that you have. So for example, am I a 25 year old woman trying to improve my marathon time? Or am I a 65 year old man that's
[28:49] looking for more energy to take his grandkids to the playground and play with them? Independent of who you are, but depending on who you are and what your specific goals are, the doctor speak to you, look at your baseline, and then have a fundus of substances that they can choose from to prescribe to you, to get you on your personalized protocol, to get you from where you're at today to where you
[29:09] want to be. Really a personalized approach, but then also we have an approach to like, if there are certain substances in place that you've already taken in the past and that you have certain needs or desires to take only a few like select substances. You can also get tested with us for your eligibility to get on those substances and then just buy like certain substances. But where I really think the big
[29:31] opportunity for us is, as in hands, is the personalized approach, both in OTC space and in the prescription space. Because that is constantly, in terms of the prescription guidelines, product offerings, et cetera, is constantly improved through the work that we do with the elite athletes to make the product for the consumers better every day. That's very interesting. And what you've described, the way I'm kind of hearing it, is
[29:57] when you look at the Olympic Games, As from a business perspective, they're set up to sell broadcasting rights and advertising. From a business perspective, there's the athletes as well. Whereas with Enhanced, it looks like You have the games aspect that's really meant to highlight the product side and the advancements you can make to the wellness industry. Do you see a future where you would look, as I understand that you're going
[30:30] to be broadcasting the games on YouTube for free, maximizing the audience. Do you see a future where you sell broadcast and media rights to the games? Absolutely, yes. So In the beginning, what we're trying to do is just awareness, awareness, awareness, reach most people that we can possibly do. The beauty of how we've set ourselves up through the different rounds of financing that we did today is that we
[30:56] feel very comfortable in our ability to deliver the games and the little bit of a luxury to not optimize for short-term cash, but really about long-term impact of the work that we're doing. And today, and for year 1 and most likely 2, most of the revenues that will come from sports will come from partnerships. So we have partnerships throughout various different categories, throughout various different tierings that are going
[31:21] to make up for a lot of the first games. It's not going to break even the first games in year 1, but very comfortable in what we see coming in through the partnerships we closed already. And then going forward, YouTube is an amazing platform. It allows us to reach almost every country in the world. People just click a link and can watch it.
[31:42] They don't need to sign up to anything. They don't need to buy a $10 monthly membership to watch the games. And that was really important for us in the first years. But we've also had actually since like a year and a half ago, broadcasters reach out to us. So what we're currently still doing is we're talking to a couple of broadcasting platforms to get the games on there as well.
[32:02] But not to give them exclusivity, because YouTube is really the main approach, but to just amplify the reach that we have. We also have a strategy of getting some of the top streamers in the world, huge influencers, celebrities, et cetera, to the games themselves to really amplify our reach. That's the most important thing for us. Another... Sorry, go ahead. 1 thing that you mentioned earlier was the prize money.
[32:30] When you think about the prize money, you look at a normal sports league, you would have the revenue split between the league or owners and the players. And then amongst that, you would have the split of each individual player on that player's side. When you look at it moving forward or going into the first games, are you targeting a certain percentage split between the athletes and enhanced?
[32:59] And then Within that, how are you thinking of the split amongst the different disciplines as some of those will be more popular amongst the fan base than others? It's a great question. Look, I would love to just think of it as a split between business and athletes. In the first year though, half of probably our top line, a little bit less than half, is going to go to the athletes.
[33:21] So the athletes for the first games are competing for prize money of 25 million. That is extraordinary. The way that we compensate athletes is through 3 different layers. The first is appearance fees. Every athlete that rocks up at the Games is going to get compensated for just showing up higher than for many countries like Germany where I'm from. If I would win a medal, for example, at the Olympics As a

[33:45] German athlete, I get 20, 000 euros. All of our athletes are going to make more in appearance fees than just that. And that is gold. Now appearance fees, 1 important layer. The second thing is prize money. Prize money per event of $500, 000. An event is like a 100-meter sprint, a 50 free in the pool, etc. With the winner making 250, 000.
[34:08] That, if you put that into perspective as well, is massive. And then lastly, there's going to be bonuses for athletes that break world records, $250, 000 for every world record, but then 1000000 dollars for the 100-meter sprint and the 50 free. Now these prize monies are the same for every different category of sports that we have. We have sprinting on the track, we have swimming, and we have
[34:35] weightlifting. And it's also exactly the same for men and women. And I would even go as far to say, obviously, prize money is for events, and we're record bonus exactly the same for men and women. But when it comes to appearance fees, I would actually say that we pay the women more than the men, if you look at it on a like-for-like basis, on
[34:54] where they currently rank. So that's something that we're extremely proud of. It's great to see the prize money going up, because it's shocking if you look at some Olympic athletes actually have full-time jobs where they're not training full-time but they need you know go at a real job to support their lifestyle meanwhile they're the best in the world at their sport and It's really nice to see them getting
[35:17] compensated, I think as they should. But with that, 1 exciting dynamic happening at Enhanced is the company's going public through a merger with a Paradise acquisition at a 1.3 billion dollar valuation. What is the objective of taking the company public? Yeah, it's and look, it's about enhanced being a movement. Enhanced is more than just a company. Living enhanced is a lifestyle as well.
[35:50] We've already inspired so many people around the globe, whether it's athletes, whether it's doctors, whether it's fans, about what we're doing is the right thing to do. And so many people already believe that the future upholds an even more enhanced future for people than it does today. If you just ask yourself the simple question, in 25 years from now, are we going to be more enhanced as a society or
[36:12] less? I fundamentally believe we are. And there's people that already live in hands today. We have many of our colleagues are already in hands, you know, like many of our fans are in hands. It's definitely a path that we as a society are on already. And we inspire tons of people to do. Now we want our fans and the people within the movement, not just to be
[36:32] part of that movement by watching the sports, engaging with the athletes, or consuming enhancements themselves, but we want to give the people the opportunity to be part of the financial success of that movement. And you might argue, yes, you are at an early point in your company life cycle to go public. But we think that's especially the exciting thing about this. You know, think about you could have been able to invest
[36:58] in the UFC in 1993 for UFC 1. Think about you could have been able to invest in the WWE in 1985 for WrestleMania 1. That's where we're at currently. And which is what many of our people in the movement are very excited about today. And then secondly, as well, 1 thing we talked about before, transparency is so important for us, but not just in sports, but also
[37:21] in terms of governance of us as an organization. We want to hold ourselves accountable to that. We're running to go with governance in every single direction. By being public, we're running through that governance as well as a company. So we want to be held accountable for reporting where does the money go, where does it come from, how are you compensating the athletes, etc.

[37:39] So these are the 2 biggest reasons on why we're going public. As you mentioned, you're totally right Max, in that this is the trend and it's going to just keep moving that way. You look at certain politicians, they're enhanced. Hollywood actors, so many of them are enhanced. And I think without that transparency it sets up certain expectations where people look at someone like you know the Rock who's
[38:06] in his 50s and absolutely massive and says he's not taking anything and some people actually believe that which is you know it sets unrealistic expectations out there So it's really good to have that transparency, not only that, but if people are interested in these products, how to use them correctly because it is intimidating to order peptides from China and have to inject yourself with them or some sort of random exogenous testosterone
[38:36] that you're just randomly taking instead of being prescribed through a physician. Now with that Max, This going public transaction, a Paradise acquisition for investors interested. The ticker symbols APAD and once the merger closes, Enhanced will be trade under the ticker symbol ENHA. 1 last question, Max. When's the first event and how can people tune in? Yes, the first event is over Memorial Day weekend this year.
[39:06] It's on May 24th in Las Vegas at a property called Results World. And Results World, we are building our own competition complex. So that's going to be mind-boggling for people to see as well. For the first time you will be able to see in 1 arena track, swimming and weightlifting together and everything that we do is happening in 1 evening.
[39:25] So rather than a two-week style tournament we've decided to model the games after probably the most exciting sporting event to watch, the Super Bowl. And so everything happens in 1 night. We have 2 musical performances, 1 to open it, 1 to close it. We have a ton of ancillary events around it and people can tune in on YouTube and watch it there live.
[39:45] But we will also make sure that the distribution is not just limited to the live stream, but especially on socials as well. Pushing the content out through socials is what we've seen for us has been the most effective. If you look at just the overall... I think the overall consumption of media around the enhanced games is going to be 90% through socials and clips.
[40:05] I don't think that the majority of people will watch the, or like the majority of views will come from the live stream, but really the clips that go on socials afterwards, so huge strategy for us as well. So I'm sure that people are going to be reached by the content 1 way or another. But if you want to watch it live, it's on the evening of the 24th
[40:23] of May this year. All right. Awesome. So tune in, folks, if you want to see probably a lot of world records get broken that weekend. So thank you very much, Max, for coming on the show. Wishing you the best of luck with Enhanced. I'm really looking forward to it. Really cool story. So thank you. Awesome. Thank you so much, Julian and Michael, for
[40:41] your time today. All right. Bye, everyone. Thanks for tuning in to the Absolute Return podcast. This episode was brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at accelerateshares.com. The views expressed in this podcast are the personal views of the participants and do not reflect the views of Accelerate. No aspect of this podcast constitutes investment, legal, or tax advice.
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